Exhibit 99.2

Mobile-health Network Solutions Secures $10 Million Funding to Expand AI-Powered Telehealth Solutions

SINGAPORE, February 19, 2025 – Mobile-health Network Solutions (Nasdaq: MNDR) (“MNDR” or “the Company”), a leading MedTech innovator ranked among Asia-Pacific’s high-growth companies, today announced a $10 million strategic funding agreement to support the development and expansion of its AI Agent technology, a platform designed to streamline healthcare providers’ consultation documentation and improve their workflow efficiency.

The capital was secured through a Standby Equity Subscription Agreement with YA II PN, Ltd. (“Yorkville”).

Unlike static, rule-based AI models, MNDR’s AI Agent is designed to evolve over time, utilizing real-time clinical decision support, multilingual natural language processing (NLP), and adaptive learning to enhance its accuracy and interactions with healthcare providers. This ability ensures the platform remains aligned with the evolving needs of medical professionals.

A recent Singapore-based pilot of AI Agent completed 6,000 consultations, demonstrating the platform’s ability to help doctors reduce their documentation workload. Participants reported significant efficiency gains, with many experiencing streamlined workflows. One doctor noted: “AI Agent reduced my paperwork by 50%, allowing me to focus more on my patients.” Early validation data showed AI Agent achieving more than 98% accuracy in consultation documentation, reinforcing its potential to support clinical workflows effectively.

“This agreement allows us to further enhance our AI-driven telehealth capabilities and expand our reach in the digital healthcare sector,” stated Dr. Siaw Tung Yeng, co-CEO of Mobile-health Network Solutions. “Our mission is to develop AI-driven solutions that support healthcare providers and improve efficiency in digital consultations. AI Agent is designed to assist doctors, allowing them to focus on patient care. As we continue refining our technology, we remain committed to patient safety, clinical accuracy, and data security.”

Dr. Siaw added that the $10 million funding commitment provides MNDR with the flexibility to execute its strategic vision, supporting ongoing development and regional expansion. As demand for AI-driven healthcare solutions continues to grow, he said, the Company is focused on expanding its presence in Southeast Asia, where technology-driven healthcare adoption is increasing.

“This investment enables MNDR to expand its market reach, bolster its technological capabilities, and refine its AI-driven healthcare solutions, directly translating into potential growth in market share, revenue, and investor returns,” he stated.

For further information on the funding, please refer to the SEC filings section of Company’s investor relations website at https://investors.manadr.com/sec-filings The filing describing the funding can also be found on the MNDR section of the SEC website at https://www.sec.gov.

About Mobile-health Network Solutions

Ranked #41 in the Financial Times 2024 listing of 500 High-growth Asia-Pacific Companies, we are the first telehealth provider from the Asia-Pacific region to be listed in the US. Through our platform, we offer personalized and reliable medical attention to users worldwide. Our platform allows our community of healthcare providers to have a broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners. Our range of seamless and hassle-free telehealth solutions includes teleconsultation services, prescription fulfillment and other personalized services such as weight management programs and gender-specific care. For more information, please visit our website.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

(+65) 6222 5223

Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com